

2025
Annual Report

2026
Proxy Statement

FORWARD-LOOKING STATEMENTS

LETTER TO SHAREHOLDERS

STOCK PERFORMANCE

PROXY STATEMENT

FINANCIAL INFORMATION

CORPORATE DATA



FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product, marketing and investment strategies; new service and product offerings; revenue growth; future expenses; our expectations regarding our build-out work under the Federal Communication Commission's (**FCC**) Alaska Plan; anticipated changes to regulations; the Universal Service Fund programs, including the Rural Health Care Program; the impacts of economic trends; indebtedness and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, GCI Liberty, Inc. (**GCI Liberty, we, us** and **our**) expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- competition faced by us that may reduce our market share and financial performance;

- customer demand for our products and services and our ability to adapt to changes in demand;

- adverse economic conditions in the United States and inflationary pressures on input costs and labor;

- changes in, or failure or inability to comply with, government regulations and legislation, including, without limitation, regulations of the FCC, and adverse outcomes from regulatory proceedings and court cases;

- our ability to obtain or maintain roaming services needed from other carriers;

- our ability to stay abreast of new technology, including the use of artificial intelligence, and the resulting risks and challenges associated with the use of new technology;

- our ability to obtain necessary communications equipment from third-party vendors to meet customer needs;

- natural or man-made disasters or terrorist attacks;

- failure to protect the security of personal information about our customers, subjecting us to potentially costly government enforcement actions or private litigation and reputational damage;

- our ability to obtain additional financing, or refinance or renew our existing indebtedness on acceptable terms;

- the impact of our significant indebtedness;

- our ability to generate cash to service our debt and to meet other obligations;

- our overlapping directors and officers with Liberty Broadband Corporation (**Liberty Broadband**) and Liberty Media Corporation, and our overlapping officers with Liberty Live Holdings, Inc.;

- the impact of events involving the assets and business market value of the GCI Group common stock;

- the unfavorable outcome of pending or future legal proceedings; and

- the additional costs we will incur or have incurred as a result of our Separation (as defined elsewhere in this Annual Report).

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including the most recent Form 10-K. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

LETTER TO SHAREHOLDERS

March 26, 2026

Dear Fellow Shareholders,

2025 was a strong year for GCI Liberty. We became a public company in July when the spin-off from Liberty Broadband was completed. We delivered record Adjusted OIBDA, continued to invest in our networks to keep Alaska connected, and strengthened the company's liquidity and optionality with the completion of our rights offering. We are pleased with the operating performance of our Alaska operating business and energized by the opportunities that lie ahead for GCI Liberty as a growth vehicle. The combination of meaningful free cash flow, moderate leverage, and incremental capital from the rights offering gives us the ability to play offense with the classic Liberty playbook, and we believe we are well-positioned to execute on this strategy.

The Alaska Business: Strong Performance, Continued Investment, Best-in-Class Connectivity

GCI remains Alaska's premier connectivity provider, serving customers across a uniquely challenging geography where reliability and performance matter. In 2025, GCI Liberty generated over $1 billion of revenue and a record $403 million of Adjusted OIBDA.

Our operating results were supported by continued demand for high-quality broadband and wireless connectivity and by steady progress on network modernization. At year-end, we experienced an increase in consumer wireless lines in service with only a slight decline in consumer cable modem subscribers consistent with the broader shift toward wireless and converged connectivity solutions.

We also continued to invest at appropriate levels to protect and enhance the network. In 2025, our capital expenditures focused primarily on improving wireless and data networks in rural Alaska and continuing build-out work under the FCC's Alaska Plan. We expect to complete this work by the end of 2026, and we expect 2026 to be our peak year for investment. Capital expenditures will decrease markedly after this year.

Despite these investments, the business generates meaningful cash flow. We have benefited from significant increases in free cash flow over the last two years, reflecting improved operating cash generation along with significant working capital improvements.

Strengthened Liquidity and Flexibility: Rights offering, Cash Position, and Leverage

In December, we completed our approximately $300 million rights offering, which was more than fully subscribed, and we ended the year with net leverage of 1.6x, which we view to be conservative for a business with our stability and cash-generative ability.

This combination of cash on hand, a strong operating base, and moderate leverage provides us with a strong platform for growth, and we are excited to explore accretive opportunities to deploy our capital.

The Broader Ambition: An Investment Platform Built Around a Durable Core

We are fully aligned with you as owners of our business in pursuit of long-term shareholder value. We have seen many market cycles, and many versions of "can't miss" ideas come and go. The winners tend to share a few traits, such as strong underlying economics, management discipline, and the capacity to invest when others can't—or won't. You should expect us to look broadly, including beyond Alaska and beyond traditional connectivity categories, while staying grounded in our core principles.

John has publicly described GCI Liberty as "Liberty 5.0" with ambitions that extend well beyond a single operating asset. We at GCI Liberty share that enthusiasm and are excited to have you along for the ride as a shareholder.

Thank you for your partnership and trust as we build GCI Liberty's next chapter.

Sincerely,



John C. Malone
Chairman of the Board
GCI Liberty, Inc.

Ron Duncan
President & Chief Executive Officer
GCI Liberty, Inc.

STOCK PERFORMANCE

On July 14, 2025, Liberty Broadband completed the spin-off of GCI Liberty into a separate publicly traded company.

The following graph compares the percentage change in the cumulative total stockholder return on an investment in GCI Liberty Series A and Series C GCI Group common stock (Nasdaq: GLIBA, GLIBK) from the first day of trading on July 15, 2025 through December 31, 2025, including the impact of the 2025 GCI Liberty rights offering to the S&P 500 Index and the S&P 500 Communication Services Index.



	7/15/2025	7/30/2025	8/31/2025	9/30/2025	10/31/2025	11/30/2025	12/31/2025[1]
GCI LIBERTY SERIES A	$100.00	$109.54	$120.73	$121.46	$118.27	$107.83	$131.67
GCI LIBERTY SERIES C	$100.00	$110.03	$118.19	$120.23	$118.15	$107.48	$132.43
S&P 500 INDEX	$100.00	$101.91	$103.47	$107.12	$109.55	$109.69	$109.64
S&P 500 COMMUNICATION SERVICES INDEX	$100.00	$101.81	$107.64	$113.60	$115.58	$122.91	$121.60

1)   GCI Liberty completed a rights offering on December 23, 2025. In the rights offering, 0.3838 of a Series C GCI Group Right was distributed for each share of Series A, Series B or Series C GCI Group common stock held as of 5 pm, New York City time, on November 24, 2025. Each whole Series C GCI Group Right entitled the holder to purchase one share of GCI Liberty's Series C GCI Group common stock at a subscription price of $27.20 during the subscription period.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

GCI Liberty, Inc.'s ("GCI Liberty," the "Company," "we," "us" and "our") Series A GCI Group and Series C GCI Group common stock trade on the Nasdaq Global Select Market under the symbols "GLIBA" and "GLIBK," and our Series B GCI Group common stock is quoted on the OTC Markets under the symbol "GLIBB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the range of high and low sales prices of shares of our Series B GCI Group common stock for the periods they were outstanding during the year ended December 31, 2025. There is no established public trading market for our Series B GCI Group common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

	GCI Liberty Series B GCI Group common stock (GLIBB)	
	High	Low
2025		
Third quarter (after July 14, 2025)	$ 35.25	35.25
Fourth quarter	$ 37.35	27.64

Holders

As of January 31, 2026, there were 278, 35 and 1,108 holders of our Series A, Series B and Series C GCI Group common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

As of December 31, 2025, the Company does not have an approved share repurchase program in place. Accordingly, there were no repurchases of GCI Liberty Series A, Series B or Series C GCI Group common stock during the three months ended December 31, 2025.

During the three months ended December 31, 2025, zero shares of GCI Liberty Series A GCI Group common stock, zero shares of GCI Liberty Series B GCI Group common stock and 74 shares of GCI Liberty Series C GCI Group common stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information regarding the historical consolidated results of operations and financial condition of GCI Liberty, Inc.("GCI Liberty," the "Company," "we," "us" and "our"). This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Overview

GCI Liberty consists of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC ("GCI Holdings" or "GCI") and their subsidiaries (collectively, the "GCI Business"), and was formerly owned by Liberty Broadband Corporation ("Liberty Broadband"), prior to the Separation (defined below).

GCI Liberty was formed in Nevada in December 2024 for the purpose of ultimately holding the GCI Business. On July 14, 2025, Liberty Broadband and its subsidiaries completed an internal reorganization in order for Liberty Broadband to transfer the GCI Business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption of liabilities related to the GCI Business by GCI Liberty. The internal reorganization resulted in GCI Liberty owning, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business. Following the internal reorganization, Liberty Broadband sold all of the non-voting preferred stock (the "Preferred Stock Sale") to third parties. The non-voting preferred stock is issued by GCI Liberty and has a 12% dividend rate and $1,000 per share liquidation price plus accrued and unpaid dividends. The mandatory redemption date is July 14, 2032. Following the Preferred Stock Sale, GCI Liberty effected a reclassification of GCI Liberty's existing common stock into a sufficient number of shares of Series A GCI Group common stock ("GLIBA"), Series B GCI Group common stock ("GLIBB") and Series C GCI Group common stock ("GLIBK") to complete the divestiture of GCI Liberty pursuant to the distribution (the "Distribution") by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the Distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the Distribution. The internal reorganization, the Preferred Stock Sale, the reclassification and the Distribution are collectively referred to as the "Separation."

In connection with the Separation, the Company entered into certain agreements, including a separation and distribution agreement, a tax sharing agreement (the "Tax Sharing Agreement") and a tax receivables agreement (the "Tax Receivables Agreement"), pursuant to which, among other things, GCI Liberty and Liberty Broadband will indemnify each other against certain losses that may arise. The Tax Sharing Agreement governs the allocation of taxes, tax benefits, tax items and tax-related losses between Liberty Broadband and GCI Liberty, and the Tax Receivables Agreement governs the respective rights and obligations of Liberty Broadband and GCI Liberty with respect to certain tax matters. In addition, the Company entered into certain agreements, including a services agreement (the "Services Agreement"), a facilities sharing agreement and an aircraft time sharing agreement, with Liberty Media Corporation ("Liberty Media") and/or its subsidiaries. Pursuant to the Services Agreement, Liberty Media provides GCI Liberty with public company support services, including legal, tax, accounting, treasury, information technology, cybersecurity, internal auditing and investor relations services. GCI Liberty reimburses Liberty Media for all out-of-pocket expenses incurred by Liberty Media in providing the services and pays a services fee that is subject to review and evaluation for reasonableness on a quarterly basis. The fees payable to Liberty Media for the first year of the services agreement are not expected to exceed approximately $5 million. In addition, the Company expects to incur corporate overhead expenses, which are primarily related to being a standalone public company, of approximately $5 million annually. For the year ended December 31, 2025, approximately $4 million was reimbursable to Liberty Media under these various agreements.

On November 25, 2025, GCI Liberty distributed subscription rights (the "Series C GCI Group Rights") to purchase shares of GLIBK to holders of GLIBA, GLIBB, and GLIBK in connection with a rights offering (the "Rights Offering") that commenced on November 26, 2025. GCI Liberty distributed 0.3838 of a Series C GCI Group Right for each share of GLIBA, GLIBB, or GLIBK held as of 5:00 p.m., New York City time, on November 24, 2025. Fractional Series C GCI Group Rights were rounded up to the nearest whole right. Each whole Series C GCI Group Right entitled the holder to purchase, pursuant to the basic subscription privilege, one share of GLIBK at a subscription price of $27.20, which was equal to an approximate 20% discount to the volume weighted average trading price of GLIBK for the ten-day trading period ending on and including November 21, 2025. Each Series C GCI Group Right also entitled the holder to subscribe for additional shares of GLIBK that were unsubscribed for in the Rights Offering pursuant to an oversubscription privilege. The Rights Offering expired in accordance with its terms at 5:00 p.m., New York City time, on December 17, 2025, and was fully subscribed with 11,059,127 shares of GLIBK issued to those rightsholders exercising basic and, if applicable, oversubscription privileges. The approximate $300 million in proceeds from the Rights Offering will be used for general corporate purposes, which may include working capital, capital expenditures and repayment or refinancing of outstanding indebtedness. GCI Liberty may also use a portion of the net proceeds from the Rights Offering for potential strategic acquisitions, investments or partnerships.

Strategies and Challenges

Executive Summary

GCI Holdings, a wholly owned subsidiary of the Company, provides a full range of data, wireless, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand.

As of December 31, 2025, GCI Holdings, after receiving regulatory approval has fully exited the video business and discontinued service for all video customers.

Key Drivers of Revenue

GCI Holdings earns revenue from the monthly fees customers pay for data, wireless, voice, and managed services, and from universal service subsidies from the Federal Communications Commission (the "FCC"), and other federal and state agencies. Through close coordination of its customer service and sales and marketing efforts, its customer service representatives suggest to its customers other services they can purchase or enhanced versions of services they already purchase to achieve increased revenue and penetration of its multiple service offerings.

Current Trends Affecting Our Business

GCI Holdings must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of its products and services. GCI Holdings must be able to incorporate new technologies into its products and services in order to address the needs of its customers.

GCI Holdings offers wireless and wireline telecommunication services, data services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska. Unfavorable economic conditions, such as a recession or economic slowdown in the United States ("U.S."), or inflation in the markets in which GCI operates, could negatively affect the affordability of and demand for GCI's products and services and its cost of doing business. In recent years, varying factors have contributed to significant volatility and disruption of financial markets and global supply chains. Additionally, the U.S. Federal Reserve began decreasing interest rates in 2024 after several years of higher rates, and while interest rates remained steady throughout most of 2025, the U.S. Federal Reserve further decreased rates in the second half of 2025. Mounting inflationary cost pressures and recessionary fears have negatively impacted the U.S. and global economy. Increased equipment costs, for example due to increased tariffs, could also impact GCI's results.

The Alaska economy is dependent upon the oil industry, state and federal spending, investment earnings and tourism. Volatility in oil prices a decline in oil prices, including as a result of uncertainty arising from the U.S.'s actions in relation to Venezuela, would put significant pressure on the Alaska state government budget. The Alaska state government has financial reserves that GCI Holdings believes may be able to help fund the state government for the next couple of years. The Alaska economy is subject to recessionary pressures as a result of the economic impacts of volatility in oil prices, inflation, and other causes that could result in a decrease in economic activity. While it is difficult for GCI Holdings to predict the future impact of a recession on its business, these conditions have had an adverse impact on its business and could adversely affect the affordability of and demand for some of its products and services and cause customers to shift to lower priced products and services or to delay or forgo purchases of its products and services. GCI Holdings' customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to GCI Holdings and could lead to an increase in accounts receivable and bad debt expense. If Alaska experiences a recession or economic slowdown, it could negatively affect GCI Holdings' business including its financial position, results of operations, or liquidity, as well as its ability to service debt, pay other obligations and enhance shareholder returns.

In addition, during 2024 and continuing in 2025, GCI Holdings has experienced the impact of inflation-sensitive items, including upward pressure on the costs of materials, labor, and other items that are critical to GCI Holdings' business. GCI Holdings continues to monitor these impacts closely and, if costs continue to rise, GCI Holdings may be unable to recoup losses or offset diminished margins by passing these costs through to its customers or implementing offsetting cost reductions.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The accounting impacts from the law change were included in our third quarter results. The OBBBA did not have a material impact on income tax expense on our financial statements; however, we were able to defer cash taxes to future years as a result of the OBBBA.

On October 1, 2025, the federal government of the U.S. began a shut-down. While this shut-down ended, future shut-downs could affect the timeliness of government grant approvals and funding the Company receives.

Due to goodwill and intangible asset impairments recorded during the third quarter of 2025, the fair values of such intangible assets do not significantly exceed their carrying value. The Company will continue to monitor current business performance versus the current and updated long-term forecasts, among other relevant considerations, to determine if the carrying value of its assets (including goodwill and indefinite-lived intangible assets) is appropriate. Future outlook declines in revenue, cash flows, or other factors could result in a sustained decrease in fair value that may result in a determination that additional carrying value adjustments are required, which could be material.

Federal Universal Service Programs

Legal Challenges to the Constitutionality of the FCC Universal Service Support Programs. There have been a number of legal challenges to the constitutionality of the Universal Service Fund ("USF"). The U.S. Courts of Appeals for the Sixth and Eleventh Circuits rejected such challenges in 2023, as did a panel of three judges in the Fifth Circuit. However, on July 24, 2024, the U.S. Court of Appeals for the Fifth Circuit sitting *en banc* ruled that the USF program was unconstitutional as currently administered, and remanded the case to the FCC. In its decision, the *en banc* Fifth Circuit concluded that there was an impermissible public delegation of legislative authority to the FCC and an impermissible private delegation of authority from the FCC to the Universal Service Administrative Company ("USAC"), the private company responsible for USF administration. The Supreme Court issued a decision on June 27, 2025, reversing the Fifth Circuit and upholding the constitutionality of the USF contribution factor. There is continuing litigation, as petitioners have filed a new Petition for Review in the Fifth Circuit, on October 1, 2025, to challenge two statutory provisions that the Supreme Court did not have occasion to address, and pursuant to which GCI or its customers receive universal service support, as well as to challenge the legality of the USAC, which administers that program for the FCC.

Pause in Federal Financial Assistance. On January 27, 2025, the Office of Management and Budget ("OMB") issued a memorandum directing a pause in federal financial assistance pending review for consistency with presidential executive actions. On January 28, 2025, the OMB clarified that this only applied to programs affected by certain specified executive actions, which do not appear to include FCC universal service support programs. The OMB subsequently withdrew the memorandum, which has also been subject to preliminary injunction by two federal district courts. However, if this or another pause were to extend to federal universal service support programs, or to other infrastructure grants that GCI Holdings receives, and such a pause were to become extended, it could have a material adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity.

Rural Health Care ("RHC") Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to legal challenge, which could disrupt the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. As of December 31, 2025, the Company had net accounts receivable from the RHC Program in the amount of approximately $52 million, which is included within Trade and other receivables in the consolidated balance sheets.

The rates that GCI and other carriers can charge for service provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2026, which ends in June 2027, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC Program rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI.

The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

In 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau (the "Bureau") of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

In June 2024, GCI Holdings became aware that one of its submarine cable landing licenses had expired on February 1, 2024. On June 26, 2024, GCI Holdings filed a request for Special Temporary Authority to continue to operate the station, which was granted on September 11, 2024. On September 25, 2024, GCI Holdings received a letter of inquiry from the Bureau stating that it was investigating potential violations of the Cable Landing License Act and promulgating questions. GCI Holdings responded to that inquiry on October 25, 2024. The Bureau transmitted a set of supplemental questions to which GCI Holdings responded on December 23, 2024. On August 8, 2025, GCI entered into a $10,000 settlement and a three-year consent decree, fully resolving this matter.

<u>Universal Service for Fixed Voice and Broadband for Rural and High-Cost Areas.</u> The USF provides support to Eligible Telecommunications Carriers ("ETCs") related to their provision of facilities-based wireline telephone service in high-cost areas. Under the Alaska High Cost Order issued by the FCC in 2016, GCI Holdings receives this support for its incumbent local exchange carrier operations, which are ETCs under FCC regulations and Regulatory Commission of Alaska ("RCA") orders. This support is frozen at the 2011 levels for High Cost Loop Support and Interstate Common Line Support, with certain adjustments. The support has a ten-year term, from January 1, 2017 to December 31, 2026.

Beginning in January 2025, the support amount increases by 30%. Without ETC status, GCI Holdings would not qualify for USF support in these areas, and its net cost of providing local telephone services in these areas would be materially adversely affected. Pursuant to the Alaska High Cost Order, GCI Holdings must meet certain performance requirements with respect to the offering of broadband services in its incumbent local exchange carrier areas. The FCC directed the Wireline Competition Bureau to reassess those performance commitments before December 31, 2021, and the Wireline Competition Bureau approved revised performance commitments on December 23, 2021. If GCI Holdings fails to meet these performance requirements, it will be subject to repayment of a portion of the high-cost support received, as specified in the Alaska High Cost Order, plus potentially an additional penalty.

In 2024, the FCC adopted the Alaska Connect Fund Order, which is the successor to the 2016 Alaska High Cost Order. The Alaska Connect Fund Order for wireline providers maintains their existing funding and performance requirements through 2028. Support levels and obligations starting in 2029 have not yet been set by the FCC and could impact GCI Holdings' ability to continue providing local telephone service in the areas where it relies on high-cost support.

Universal Service Support for Mobile. Under FCC regulations and RCA orders, GCI Holdings is an authorized ETC for purposes of providing wireless telephone service in many rural areas throughout Alaska. Without ETC status, GCI Holdings would not qualify for USF support in these areas or other rural areas where it proposes to offer facilities-based wireless telephone services, and its net cost of providing wireless telephone services in these areas would be materially adversely affected.

Per the Alaska High Cost Order, as of January 1, 2017, Remote (as defined by the Alaska High Cost Order) high cost support payments to Alaska High Cost participants are frozen on a per-company basis at adjusted December 2014 levels for a ten-year term in exchange for meeting individualized performance obligations to offer voice and broadband services meeting the service obligations at specified minimum speeds by five-year and ten-year service milestones to a specified number of locations. Support amounts increase 30% starting January 2025. Remote high cost support is no longer dependent upon line counts and line count filings are no longer required. Under the terms of the Alaska High Cost Order, the FCC was to initiate a process in 2021 to eliminate duplicate support in areas that were served by more than one subsidized mobile wireless carrier as of December 31, 2020. As part of the Alaska High Cost Order, the FCC issued a Notice of Proposed Rulemaking seeking comment on how to implement that process. The process to eliminate duplicate support in areas has been delayed, and may affect the amount of support GCI Holdings receives to provide wireless services starting in 2030.

In November 2024, the FCC adopted the Alaska Connect Fund Order to succeed the Alaska High Cost Order. The Alaska Connect Fund Order may result in GCI Holdings receiving less support for its wireless operations in rural Alaska, and could have a material effect on its ability to continue providing service. The FCC has set milestones for some decisions, such as how to assure that only one provider receives support for a single area and how to calculate any amounts that would be removed as associated with intangible areas, or subject to potential competitive selection in areas with more than one supported mobile provider. The outcome of the FCC decisions and related proceedings could materially impact GCI Holdings' ability to continue providing or upgrading wireless services in rural Alaska.

Results of Operations – Consolidated

General. Provided in the tables below is information regarding the historical Consolidated Operating Results and Other Income and Expense of GCI Liberty.

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 can be found in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our Prospectus filed with the SEC on November 26, 2025, as part of our Registration Statement on Form S-1 (File No. 333-291286).

	Years ended December 31,	
	2025	2024
	amounts in millions	
Revenue	$ 1,046	1,016
Operating costs and expenses:		
Operating expense (exclusive of depreciation and amortization)	523	539
Selling, general and administrative expense	120	117
Stock-based compensation	13	13
Depreciation and amortization	212	207
Impairment of goodwill and intangible assets	525	—
Operating income (loss)	(347)	140
Other income (expense):		
Interest expense (including amortization of deferred loan fees)	(45)	(49)
Other, net	6	6
	(39)	(43)
Earnings (loss) before income taxes	(386)	97
Income tax benefit (expense)	77	(27)
Net earnings (loss)	$ (309)	70
Adjusted OIBDA	$ 403	360

Revenue. Consolidated revenue increased $30 million for the year ended December 31, 2025, as compared to the corresponding period in 2024. The following table highlights selected key performance indicators used in evaluating the Company.

	December 31,	
	2025	2024
Consumer		
Data:		
Cable modem subscribers[1]	151,200	155,700
Wireless:		
Wireless lines in service[2]	199,000	195,500

---

[1] A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Small-to-Medium Business customers, promotional cable modem access points and customers that have been inactive for 60 days or less are included.

[2] A wireless line in service is defined as a wireless device with a monthly fee for services. Small-to-Medium Business customers, promotional lines, postpaid lines that have been inactive for 60 days or less and paying prepaid lines are included.

The components of revenue are as follows:

| | Years ended December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Consumer		
Data	$ 239	247
Wireless	208	192
Other	27	44
Business		
Data	503	460
Wireless	39	45
Other	30	28
Total revenue	$ 1,046	1,016

Consumer data revenue decreased $8 million for the year ended December 31, 2025, as compared to the same period in 2024. The decrease was primarily driven by a decrease in the number of subscribers, including the impact of the discontinuation of the Affordable Connectivity Program in 2024. Subscriber growth in rural areas was also adversely impacted by an outage from a fiber break on a third-party network in which the Company uses capacity. The network was restored during the third quarter of 2025.

Consumer wireless revenue increased $16 million for the year ended December 31, 2025, as compared to the same period in 2024. The increase was driven by an increase in wireless USF support for high cost areas.

Consumer other revenue decreased $17 million for the year ended December 31, 2025, as compared to the same period in 2024. Consumer other revenue consists of consumer voice revenue, and up until the third quarter of 2025, video revenue, and other revenue. The decrease was primarily due to the discontinuation of video services. On May 5, 2025, GCI Holdings received regulatory approval to begin discontinuing video services. The Company began discontinuing service for remaining video customers after receiving the regulatory approval and as of December 31, 2025, the Company has exited the video business.

Business data revenue increased $43 million for the year ended December 31, 2025, as compared to the same period in 2024, primarily due to service upgrades with existing health care and education customers.

Business wireless revenue decreased $6 million for the year ended December 31, 2025, as compared to the same period in 2024, primarily due to decreases in roaming revenue due to contractual changes, partially offset by an increase in wireless USF support for high cost areas.

Business other revenue increased $2 million for the year ended December 31, 2025, as compared to the same period in 2024. Business other revenue consists of business voice revenue, and up until the third quarter of 2025, video revenue, and other revenue. The increase is due to the recognition of revenue for the receipt of grant money.

Operating expense

| | Years ended December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Consumer direct costs	$ 139	152
Business direct costs	114	127
Technology expense	270	260
Total operating expenses	$ 523	539

Consumer direct costs consists of wireless handset inventory costs, video programming, wireless distribution costs, marketing and advertising expenses, bad debt expense, credit card and other transactional fees, and internal and external labor costs for managing relationships with consumer customers. This expense decreased $13 million for the year ended December 31, 2025, as compared to the same period in 2024. The decrease was primarily due to decreases in video programming costs and distribution costs. The decreases in distribution costs were primarily related to temporary cost savings from a fiber break on a third party network in which GCI Holdings uses capacity, which was fully restored during the third quarter of 2025.

Business direct costs consists of network distribution costs, largely to healthcare and education customers, as well as internal and outside labor costs for managing relationships with business customers. This expense decreased $13 million for the year ended December 31, 2025, as compared to the same period in 2024, due to decreases in distribution costs for health care and education customers, primarily related to temporary cost savings from a fiber break on a third party network in which GCI Holdings uses capacity, which was fully restored during the third quarter of 2025.

Technology expense consists of field and technology operations costs incurred to manage GCI Holding's network, including internal and external labor costs, software related costs, lease expenses, maintenance costs, as well as utility costs. Technology expenses increased $10 million for the year ended December 31, 2025, as compared to the same period in 2024, primarily due to increased maintenance, software costs, and external labor costs.

Selling, general and administrative expense consists of corporate overhead costs largely consisting of internal and external labor costs, software costs, insurance expense, property taxes and professional service fees. Selling, general and administrative expense increased $3 million for the year ended December 31, 2025, as compared to the same period in 2024, primarily due to increased corporate expenses related to amounts allocated pursuant to the Services Agreement and additional public company costs, and increased personnel expenses.

Stock-based compensation remained flat for the year ended December 31, 2025, as compared to the same period in 2024. As of December 31, 2025, the total unrecognized compensation cost related to unvested Awards (as defined in note 9 to the accompanying consolidated financial statements) was approximately $29 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.8 years.

Depreciation and amortization increased $5 million for the year ended December 31, 2025, as compared to the same period in 2024. The increase was due to an increase in assets being placed in service in 2025.

Impairment of goodwill and intangible assets. During the year ended December 31, 2025, the Company recorded an impairment of goodwill and intangible assets of $525 million, consisting of a goodwill impairment of $108 million and an intangible asset impairment of $417 million. See note 4 to the accompanying notes to the consolidated financial statements for additional information.

Operating Income (Loss). Consolidated operating income decreased $487 million for the year ended December 31, 2025, as compared to the same period in 2024. Operating loss was impacted by the above explanations.

Adjusted OIBDA. To provide investors with additional information regarding our financial results, the Company also discloses Adjusted OIBDA, which is a non-GAAP financial measure. The Company defines Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, and impairment charges. The Company's chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. The Company believes this is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of operating income (loss) to Adjusted OIBDA:

		Years ended December 31,	
		2025	2024
		amounts in millions	
Operating income (loss)	$	(347)	140
Depreciation and amortization		212	207
Stock-based compensation		13	13
Impairment of goodwill and intangible assets		525	—
Adjusted OIBDA	$	403	360

Consolidated Adjusted OIBDA increased $43 million during the year ended December 31, 2025, as compared to the same period in the 2024, due to the items discussed above.

Other Income and Expense

Components of Other income (expense) are presented in the table below.

		Years ended December 31,	
		2025	2024
		amounts in millions	
Other income (expense):			
Interest expense	$	(45)	(49)
Other, net		6	6
	$	(39)	(43)

Interest Expense. Interest expense decreased $4 million during the year ended December 31, 2025, as compared to the same period in 2024. The decrease was driven by lower interest rates on the Company's variable rate debt and lower amounts outstanding on the Senior Credit Facility (as defined in note 5 to the accompanying consolidated financial statements).

Other, net. Other, net income remained flat for the year ended December 31, 2025, as compared to the same period in 2024.

Income taxes. Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

		Years ended December 31,	
		2025	2024
		amounts in millions	
Earnings (loss) before income taxes	$	(386)	97
Income tax benefit (expense)		77	(27)
Effective income tax rate		20 %	28 %

For the year ended December 31, 2025, the income tax benefit differs from the U.S. statutory rate of 21% primarily due to state income taxes, offset by an impairment of goodwill that is not deductible for tax purposes.

For the year ended December 31, 2024, the income tax expense was in excess of the expected federal tax expense primarily due to the effect of state income taxes, partially offset by federal tax credits.

Net earnings (loss). The Company had net losses of $309 million and net earnings of $70 million for the years ended December 31, 2025 and 2024, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our revenue, expenses, and other income and expenses.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made, except for any matters disclosed in notes 7 and 13 to the accompanying consolidated financial statements.

Information concerning the amount and timing of current and long-term material cash requirements, both accrued and off-balance sheet, excluding loss contingencies and uncertain tax positions, if any, where it is indeterminable when payments will be made, is summarized below:

| | | Payments due by period | | | |
| | Total | Less than 1 year | 2 - 3 years | 4 - 5 years | After 5 years |
		amounts in millions			
Material Cash Requirements					
Debt (1)	$ 971	4	607	78	282
Interest expense and preferred stock dividends (2)	198	53	97	42	6
Finance and operating lease obligations	83	39	23	10	11
Tower obligations, including interest	105	7	15	16	67
Preferred stock liquidation value	10	—	—	—	10
Purchase obligations	299	172	73	32	22
Total	$ 1,666	275	815	178	398

(1) Amounts are reflected in the table at the outstanding principal amount at December 31, 2025, assuming the debt instrument will remain outstanding until the stated maturity date and may differ from the amounts stated in our consolidated balance sheets to the extent debt instruments were issued at a discount or premium. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2025, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2025 rates and (iii) assume that our existing debt is repaid at contractual maturity.

Liquidity and Capital Resources

As of December 31, 2025, substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of GCI Holdings, dividend and interest receipts, capital market transactions and debt (including borrowings under the Senior Credit Facility (as discussed in note 5 to the accompanying consolidated financial statements)).

As of December 31, 2025, GCI Liberty had a cash and cash equivalents balance of $416 million.

| | Years ended December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Cash flow information		
Net cash provided by (used in) operating activities	$ 370	278
Net cash provided by (used in) investing activities	$ (218)	(193)
Net cash provided by (used in) financing activities	$ 202	(107)

The increase in cash provided by operating activities in 2025, as compared to the same period in 2024, was primarily driven by increased operating income (not factoring in the impairment) and timing differences in working capital accounts.

During the years ended December 31, 2025 and 2024, net cash flows used in investing activities were primarily related to capital expenditures, net of grant proceeds, of $224 million and $193 million, respectively.

During the year ended December 31, 2025, net cash flows provided by financing activities were primarily proceeds from the rights offering of $299 million, partially offset by net debt repayments of $88 million. During the year ended December 31, 2024, net cash flows used in financing activities were primarily for dividends paid to Liberty Broadband of $150 million, partially offset by net debt borrowings of $48 million.

The projected uses of our cash and restricted cash in 2026 are net capital expenditures of approximately $290 million, approximately $50 million for interest payments on outstanding debt, to reimburse Liberty Media for amounts due under various agreements and to fund potential investment opportunities at GCI Liberty. We expect corporate cash and other available sources of liquidity as discussed above to cover corporate expenses for the foreseeable future.

GCI, LLC is in compliance with all debt maintenance covenants as of December 31, 2025. See note 5 to the accompanying consolidated financial statements for a description of all indebtedness obligations.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Fair Value of Non-Financial Instruments. The Company's non-financial instrument valuations are primarily comprised of its determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, the Company's annual assessment of the recoverability of its goodwill and other nonamortizable intangibles, and the Company's evaluation of the recoverability of its other long-lived assets upon certain triggering events.

The Company periodically reviews the carrying value of its intangible assets with definite lives and other long-lived assets to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized.

If the carrying value of the Company's amortizing intangible or long-lived assets exceeds their estimated fair value, the Company is required to write the carrying value down to fair value. Any such write down is included in impairment expense in the Company's consolidated statements of operations. A high degree of judgment is required to estimate the fair value of the Company's amortizing intangible and long-lived assets. The Company may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. The Company may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from the Company's amortizing intangible or long-lived assets may differ from its estimate of fair value.

The Company utilizes the cost approach as the primary method used to establish fair value for its property and equipment in connection with business combinations. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, then adjusts the value in consideration of physical depreciation and functional and technological obsolescence as of the appraisal date. The cost approach relies on management's assumptions regarding current material and labor costs required to rebuild and repurchase significant components of the Company's property and equipment along with assumptions regarding the age and estimated useful lives of its property and equipment.

The accounting guidance permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed.

The Company utilizes an income approach as the primary method used to establish fair value for its customer relationships and cable certificates in connection with business combinations and annual impairment testing when deemed necessary. The income approach quantifies the expected earnings of the Company's customer relationships and cable certificates, by isolating the after tax cash flows attributable to the respective asset and then discounting the cash flows to their present value. The income approach relies on management's assumptions such as projected revenue, market penetration, expenses, capital expenditures, customer trends, and a discount rate applied to the estimated after tax cash flows.

The Company performs an annual assessment of the recoverability of its goodwill during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. The estimated fair value of a reporting unit has historically been determined using an income approach, when deemed necessary. The Company's income approach model used for its reporting unit valuation is consistent with that used for the cable certificates except that cash flows from the entire business enterprise are used.

Impairments in the amounts of $401 million for cable certificates, $16 million for other indefinite-lived intangible assets, and $108 million for goodwill were recorded during the year ended December 31, 2025, in the Impairment of goodwill and intangible assets line item in the consolidated statements of operations.

Due to the goodwill and other intangible asset impairments discussed above, the fair values of goodwill and other intangible assets do not significantly exceed their carrying values. The Company will continue to monitor GCI Holding's current business performance versus the current and updated long-term forecasts, among other relevant considerations, to determine if the carrying value of its assets (including goodwill and other intangible assets) is appropriate. Future outlook declines in revenue, cash flows, or other factors could result in a sustained decrease in fair value that may result in a determination that carrying value adjustments are required, which could be material.

Income Taxes. The Company is required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in its financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires the Company's management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments the Company may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Company operates, its inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on the Company's financial position.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which could include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We could achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, and (ii) issuing variable rate debt with appropriate maturities and interest rates.

As of December 31, 2025, our debt is comprised of the following amounts:

Variable rate debt		Fixed rate debt	
Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
dollar amounts in millions			
$ 371	5.8 %	$ 600	4.8 %

Financial Statements and Supplementary Data.

The consolidated financial statements of GCI Liberty, Inc. are included herein, beginning on page F-17.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives") and under the supervision of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the Company's quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management's Assessment Regarding Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's last fiscal quarter ended December 31, 2025.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
GCI Liberty, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GCI Liberty, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, cash flows, and equity for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

Denver, Colorado
February 11, 2026

GCI LIBERTY, INC.

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
	amounts in millions, except share amounts	
Assets		
Current assets:		
Cash and cash equivalents	$ 416	74
Trade and other receivables, net	141	184
Prepaid and other current assets	58	61
Total current assets	615	319
Property and equipment, net (note 2)	1,257	1,150
Intangible assets not subject to amortization (note 4)		
Goodwill	638	746
Cable certificates	149	550
Other	25	41
	812	1,337
Intangible assets subject to amortization, net (note 4)	372	411
Deferred income tax assets (note 7)	31	—
Other assets, net	147	165
Total assets	3,234	3,382
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	123	110
Deferred revenue	23	21
Current portion of debt (note 5)	4	3
Other current liabilities	46	58
Total current liabilities	196	192
Long-term debt, net (note 5)	979	1,066
Obligations under tower obligations and finance leases (note 6)	69	72
Long-term deferred revenue	130	113
Deferred income tax liabilities (note 7)	—	359
Other liabilities	154	151
Total liabilities	1,528	1,953
Redeemable noncontrolling interest in equity of subsidiary (note 8)	18	15
Equity		
Member's equity:		
Series A GCI Group common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 3,650,938 and zero at December 31, 2025 and December 31, 2024, respectively	—	—
Series B GCI Group common stock, $.01 par value. Authorized 3,750,000 shares; issued and outstanding 400,806 and zero at December 31, 2025 and December 31, 2024, respectively	—	—
Series C GCI Group common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 35,751,850 and zero at December 31, 2025 and December 31, 2024, respectively	—	—
Former member's investment	—	1,777
Additional paid-in capital	2,360	—
Retained earnings (deficit)	(672)	(363)
Total equity	1,688	1,414
Commitments and contingencies (note 13)		
Total liabilities and equity	$ 3,234	3,382

See accompanying notes to consolidated financial statements.

GCI LIBERTY, INC.

Consolidated Statements of Operations

December 31, 2025 and 2024

		2025	2024
		amounts in millions, except per share amounts	
Revenue	$	1,046	1,016
Operating costs and expenses:			
Operating expense (exclusive of depreciation and amortization)		523	539
Selling, general and administrative expense (including stock-based compensation).		133	130
Depreciation and amortization.		212	207
Impairment of goodwill and intangible assets (note 4)		525	—
		1,393	876
Operating income (loss)		(347)	140
Other income (expense):			
Interest expense (including amortization of deferred loan fees)		(45)	(49)
Other, net.		6	6
		(39)	(43)
Earnings (loss) before income taxes		(386)	97
Income tax benefit (expense).		77	(27)
Net earnings (loss).	$	(309)	70
Basic net earnings (loss) attributable to Series A, Series B and Series C GCI Group shareholders per common share (note 2)	$	(9.97)	2.26
Diluted net earnings (loss) attributable to Series A, Series B and Series C GCI Group shareholders per common share (note 2).	$	(9.97)	2.26

See accompanying notes to consolidated financial statements.

GCI LIBERTY, INC.

Consolidated Statements of Cash Flows

December 31, 2025 and 2024

		2025	2024
		amounts in millions	
Cash flows from operating activities:			
Net earnings (loss)	$	(309)	70
Adjustments to reconcile net earnings (loss) to net cash from operating activities:			
Depreciation and amortization		212	207
Stock-based compensation		13	13
Impairment of goodwill and intangible assets		525	—
Deferred income tax expense (benefit)		(391)	10
Non-cash changes in taxes payable		206	—
State indemnification received from Liberty Broadband		91	—
Amortization of right-of-use asset		50	52
Other, net		(4)	(4)
Change in operating assets and liabilities:			
Decrease (increase) in accounts receivable		38	(14)
Decrease (increase) in other assets		(3)	(4)
(Decrease) increase in operating lease liabilities		(51)	(49)
(Decrease) increase in other liabilities		(7)	(3)
Net cash provided by (used in) operating activities		370	278
Cash flows from investing activities:			
Capital expenditures		(248)	(247)
Grant proceeds received for capital expenditures		24	54
Other investing activities, net		6	—
Net cash provided by (used in) investing activities		(218)	(193)
Cash flows from financing activities:			
Borrowings of debt		691	155
Repayment of debt, tower obligations and finance leases		(779)	(107)
Proceeds from rights offering, net		299	—
Dividends paid to former parent		—	(150)
Other financing activities, net		(9)	(5)
Net cash provided by (used in) financing activities		202	(107)
Net increase (decrease) in cash, cash equivalents and restricted cash		354	(22)
Cash, cash equivalents and restricted cash, beginning of period		75	97
Cash, cash equivalents and restricted cash, end of period	$	429	75

See accompanying notes to consolidated financial statements.

GCI LIBERTY, INC.

Consolidated Statements of Equity

December 31, 2025 and 2024

	GCI Group Common Stock			Former Member's investment	Additional paid-in capital	Retained earnings (deficit)	Total equity
	Series A	Series B	Series C				
				amounts in millions			
Balances at December 31, 2023.	$ —	—	—	1,766	—	(283)	1,483
Net earnings (loss)	—	—	—	—	—	70	70
Stock-based compensation	—	—	—	13	—	—	13
Dividends paid to former parent	—	—	—	—	—	(150)	(150)
Other	—	—	—	(2)	—	—	(2)
Balances at December 31, 2024.	—	—	—	1,777	—	(363)	1,414
Net earnings (loss)	—	—	—	—	—	(309)	(309)
Stock-based compensation	—	—	—	7	6	—	13
Change in capitalization in connection with the Separation	—	—	—	(1,778)	2,055	—	277
Issuance of common stock from rights offering, net.	—	—	—	—	299	—	299
Other	—	—	—	(6)	—	—	(6)
Balances at December 31, 2025.	$ —	—	—	—	2,360	(672)	1,688

See accompanying notes to consolidated financial statements.

GCI LIBERTY, INC.

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

(1) Basis of Presentation

GCI Liberty, Inc. ("GCI Liberty," "we," "us," "our," or the "Company") consists of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC ("GCI Holdings" or "GCI") and their subsidiaries (collectively, the "GCI Business"), and was formerly owned by Liberty Broadband Corporation ("Liberty Broadband"), prior to the Separation (defined below). The GCI Business was acquired by Liberty Broadband as a result of the combination of a predecessor of Grizzly Merger Sub 1, LLC and Liberty Broadband that was completed on December 18, 2020 (the "Original Combination").

The accompanying consolidated financial statements represent the combination of the historical financial information of GCI Holdings until the date of the Separation. Although GCI Holdings was reported as a combined company until the date of the Separation, all periods reported herein are referred to as consolidated. The consolidated financial statements and the notes thereto refer to the consolidation of GCI Holdings and certain other assets and liabilities as "GCI Liberty," "the Company," "us," "we" and "our." The Separation is accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty Broadband common stock. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Through its ownership of interests in subsidiaries and other companies, the Company is primarily engaged in providing a full range of data, wireless, voice, and managed services to residential customers, businesses, governmental entities and educational and medical institutions primarily in Alaska under the GCI brand.

Dividends Paid to Former Parent

During the year ended December 31, 2024, GCI, LLC paid dividends of $150 million to Liberty Broadband. No dividends were paid to Liberty Broadband during the year ended December 31, 2025.

Separation of GCI Liberty from Liberty Broadband

GCI Liberty was formed in Nevada in December 2024 for the purpose of ultimately holding the GCI Business. On July 14, 2025, Liberty Broadband and its subsidiaries completed an internal reorganization in order for Liberty Broadband to transfer the GCI Business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption of liabilities related to the GCI Business by GCI Liberty. The internal reorganization resulted in GCI Liberty owning, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business. Following the internal reorganization, Liberty Broadband sold all of the non-voting preferred stock (the "Preferred Stock Sale") to third parties. Following the Preferred Stock Sale, GCI Liberty effected a reclassification of GCI Liberty's existing common stock into a sufficient number of shares of Series A GCI Group common stock ("GLIBA"), Series B GCI Group common stock ("GLIBB") and Series C GCI Group common stock ("GLIBK") to complete the divestiture of GCI Liberty pursuant to the distribution (the "Distribution") by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the Distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the Distribution. The internal reorganization, the Preferred Stock Sale, the reclassification and the Distribution are collectively referred to as the "Separation."

In connection with the Separation, the Company entered into certain agreements, including a separation and distribution agreement, a tax sharing agreement (the "Tax Sharing Agreement") and a tax receivables agreement (the "Tax Receivables Agreement"), pursuant to which, among other things, GCI Liberty and Liberty Broadband will indemnify each other against certain losses that may arise. The Tax Sharing Agreement governs the allocation of taxes, tax benefits, tax items and tax-related losses between Liberty Broadband and GCI Liberty, and the Tax Receivables Agreement governs the respective rights and obligations of Liberty Broadband and GCI Liberty with respect to certain tax matters.

As a result of the Separation, the Company accrued a federal income tax payable of $206 million to Liberty Broadband. Since Liberty Broadband is responsible for the tax on the Separation under the Tax Sharing Agreement, the federal income tax payable was cancelled. State income tax of $91 million related to the Separation was payable by the Company. Under the Tax Sharing Agreement, Liberty Broadband reimbursed that amount to the Company when the amount was paid during the fourth quarter of 2025.

In addition, the Company entered into certain agreements, including a services agreement ("Services Agreement"), a facilities sharing agreement and an aircraft time sharing agreement, with Liberty Media Corporation ("Liberty Media") and/or its subsidiaries. Pursuant to the Services Agreement, Liberty Media provides GCI Liberty with public company support services, including legal, tax, accounting, treasury, information technology, cybersecurity, internal auditing and investor relations services. GCI Liberty reimburses Liberty Media for all out-of-pocket expenses incurred by Liberty Media in providing the services and pays a services fee that is subject to review and evaluation for reasonableness on a quarterly basis. The fees payable to Liberty Media for the first year of the Services Agreement are not expected to exceed approximately $5 million. For the year ended December 31, 2025, approximately $4 million was reimbursable to Liberty Media under these various agreements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash consists of cash deposits held in global financial institutions. Cash equivalents, when held, consist of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and corporate debt securities. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits. As of December 31, 2025 , the Company had cash equivalents of $317 million (Level 1). Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. As of December 31, 2024, the Company had no cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and interest is not billed to the customer. For financed device contracts with customers, which is included within trade accounts receivable and other assets, the Company imputes interest and records the imputed interest as a reduction to the related accounts receivable on the consolidated balance sheets. Interest is recognized over the financed device payment term. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in its existing accounts receivable. The Company bases its estimates on the aging of its accounts receivable balances, financial health of specific customers, regional economic data, changes in its collections process, regulatory requirements and its customers' compliance with the Federal Communications Commission ("FCC") rules.

Depending upon the type of account receivable, the Company's allowance is calculated using a pooled basis using a percentage of related accounts, or a specific identification method. When a specific identification method is used, potentially uncollectible accounts due to bankruptcy or other issues are reviewed individually for collectability. Write-offs of accounts receivable balances occur when the Company deems the receivables are uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

A summary of activity in the allowance for credit losses for the years ended December 31, 2025 and 2024 is as follows (amounts in millions):

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions Write-offs net of recoveries	Balance at end of year
2025	$ 4	3	(3)	4
2024	$ 5	4	(5)	4

Property and Equipment

Property and equipment is stated at depreciated cost less impairments, if any. Construction costs of facilities are capitalized. Construction in progress represents equipment, distribution facilities, fiber and other capital assets not yet placed in service on December 31, 2025 or 2024, that management intends to place in service when the assets are ready for their intended use. Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable.

Net property and equipment consists of the following:

	December 31,	
	2025	2024
	amounts in millions	
Land	$ 12	13
Buildings (25 years)	118	114
Telephony transmission equipment and distribution facilities (5-20 years)	1,023	899
Cable transmission equipment and distribution facilities (5-30 years)	195	156
Support equipment and systems (3-20 years)	145	128
Fiber optic cable systems (15-25 years).	173	130
Other (2-20 years)	111	87
Construction in progress	306	302
	2,083	1,829
Accumulated depreciation	(826)	(679)
Property and equipment, net	$ 1,257	1,150

Depreciation of property and equipment under finance leases is included in Depreciation and amortization expense in the consolidated statements of operations. Depreciation expense of $153 million and $147 million was recorded for the years ended December 31, 2025 and 2024, respectively.

Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially complete and ready for its intended use. Capitalized interest costs were $10 million for both of the years ended December 31, 2025 and 2024.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets subject to amortization (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds its fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other liabilities in the consolidated balance sheets. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the associated asset retirement obligation. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The majority of the Company's asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. The asset retirement obligation is in Other liabilities in the consolidated balance sheets. Following is a reconciliation of the beginning and ending aggregate carrying amounts of the liability for asset retirement obligations (amounts in millions):

Balance at December 31, 2023	$ 84
Liability incurred	1
Accretion expense	3
Liability settled	—
Balance at December 31, 2024	88
Liability incurred	2
Revision in estimate	20
Accretion expense	2
Liability settled	(1)
Balance at December 31, 2025	$ 111

Certain of the Company's network facilities are on property that requires it to have a permit and the permit contains provisions requiring the Company to remove its network facilities in the event the permit is not renewed. The Company expects to continually renew its permits and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that the Company would not be able to successfully renew a permit, which could result in it incurring significant expense in complying with restoration or removal provisions.

Intangible Assets

Internally used software, whether developed or purchased and installed as is, is capitalized and amortized using the straight-line method over an estimated useful life of three to five years. The Company capitalizes certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects, external direct costs for materials and services, and interest costs incurred. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

The Company has Software as a Service ("SaaS") arrangements which are accounted for as service agreements and are not capitalized. Internal and other third party costs for SaaS arrangements are capitalized or expensed in accordance with the internal use software guidance as discussed in the preceding paragraph.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment upon certain triggering events. Intangible assets with estimable useful lives are being amortized over three to 25 year periods with a weighted-average life of 12 years.

Goodwill, cable certificates (certificates of convenience and public necessity) and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Cable certificates represent agreements or authorizations with government entities that allow access to homes in cable service areas, including the future economic benefits of the right to solicit and service potential customers and the right to deploy and market new services to potential customers. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. The Company's annual impairment assessment of its indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance allows entities the option to perform a qualitative impairment test for goodwill. The entity may resume performing the quantitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value and to the extent the carrying value is greater than the fair value, the difference is recorded as an impairment in the consolidated statements of operations. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. GCI Holdings recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. Substantially all of GCI Holdings' revenue is earned from services transferred over time. If at contract inception, GCI Holdings determines the time period between when it transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, it does not adjust the promised amount of consideration for the effects of a significant financing component.

Substantially all of our consumer customers have month-to-month contracts and can cancel at any time without significant penalty. The most common contractual term for our business customers ranges from one to five years. Our business customer contracts can generally be cancelled at any time but there is usually an early termination fee that can range from the equivalent of one month of service up to the remaining contractual amount due under the contract.

Certain of GCI Holdings' customers have guaranteed levels of service. If an interruption in service occurs, GCI Holdings does not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by GCI Holdings from a customer, are excluded from revenue from contracts with customers.

Nature of Services and Products

Data

Data revenue is generated by providing data network access, high-speed internet services, and product sales. Monthly service revenue for data network access and high-speed internet services is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Internet service excess usage revenue is recognized when the services are provided. GCI Holdings recognizes revenue for product sales when a customer takes possession of the equipment. GCI Holdings provides telecommunications engineering services on a time and materials basis. Revenue is recognized for these services as-invoiced.

Wireless

Wireless revenue is generated by providing access to and usage of GCI Holdings' network by consumer, business, and wholesale carrier customers. Additionally, GCI Holdings generates revenue by selling wireless equipment such as handsets and tablets. In general, access revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Equipment sales revenue associated with the sale of wireless devices and accessories is generally recognized when the products are delivered to and control transfers to the customer. Consideration received from the customer is allocated to the service and products based on stand-alone selling prices when purchased together.

New and existing wireless customers have the option to purchase certain wireless devices in installments over a period of up to 36 months. Under the Upgrade Now program, participating customers have the right to trade-in the original equipment for a new device after making the equivalent of 50% of total installment payments due, provided their handset is in good working condition. Upon upgrade, the outstanding balance of the wireless equipment installment plan is exchanged for the used handset. GCI Holdings accounts for this upgrade option as a right of return with a reduction of revenue and operating expense for handsets expected to be upgraded based on historical data.

Other

Other revenue consists of video and voice revenue. Video revenue was generated primarily from residential and business customers that subscribed to GCI Holdings' cable video plans. Video revenue was billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services were provided to the customer. GCI Holdings exited the video business in 2025, after receiving regulatory approvals. Voice revenue is for fixed monthly fees for voice plans as well as usage based fees for long-distance service usage. Voice plan fees are billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Usage based fees are recognized as services are provided.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations as customers purchase multiple services and products within those contracts. For such arrangements, revenue is allocated to each performance obligation based on the relative standalone selling price for each service or product within the contract. Standalone selling prices are generally determined based on the prices charged to customers.

Significant Judgments

Some contracts with customers include variable consideration and may require significant judgment to determine the total transaction price, which impacts the amount and timing of revenue recognized. GCI Holdings uses historical customer data to estimate the amount of variable consideration included in the total transaction price and reassess its estimate at each reporting period. Any change in the total transaction price due to a change in the estimated variable consideration is allocated to the performance obligations on the same basis as at contract inception. Any portion of a change in transaction price that is allocated to a satisfied or partially satisfied performance obligation is recognized as revenue (or a reduction in revenue) in the period of the transaction price change. Variable consideration has been constrained to reduce the likelihood of a significant revenue reversal.

Often contracts with customers include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgment is required to determine the standalone selling price for each distinct performance obligation. Services and products are generally sold separately, which helps establish standalone selling price for services and products GCI Holdings provides.

Remaining Performance Obligations

The Company expects to recognize revenue in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2025 of $360 million in 2026, $145 million in 2027, $58 million in 2028, $48 million in 2029 and $14 million in 2030 and thereafter.

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced, or variable consideration allocated to wholly unsatisfied performance obligations.

The Company excludes variable consideration from its remaining performance obligations that are unsatisfied for certain of its business data contracts that have an original expected duration of greater than one year. Such contracts are associated with GCI Holdings' participation in the Rural Health Care ("RHC") Program because the rates charged under those contracts are highly regulated by the FCC and must be approved annually. Beyond the variability in the rate to be determined annually, the RHC Program is also subject to funding caps that could potentially limit the amount of funding for the RHC Program, which would also reduce the amount of funding available to GCI Holdings. The RHC Program contracts typically have a term that ranges from three to five years.

Contract Balances

The Company had receivables of $154 million and $193 million at December 31, 2025 and 2024, respectively, the long-term portion of which are included in Other assets, net. The Company had deferred revenue of $31 million and $33 million at December 31, 2025 and 2024, respectively. The receivables and deferred revenue are only from contracts with customers. GCI Holdings' customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying consolidated statements of operations as the services are provided. Changes in the contract liability balance for the Company during 2025 was not materially impacted by other factors.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Management expects that incremental commission fees paid to intermediaries as a result of obtaining customer contracts are recoverable and therefore the Company capitalizes them as contract costs.

Capitalized commission fees are amortized based on the transfer of goods or services to which the assets relate which typically range from two to five years, and are included in Operating expense (exclusive of depreciation and amortization).

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in Operating expense (exclusive of depreciation and amortization).

Revenue from contracts with customers, classified by customer type and significant service offerings, is as follows:

	Years ended December 31,	
	2025	**2024**
	amounts in millions	
GCI Holdings		
Consumer Revenue		
Data	$ 239	246
Wireless	143	142
Other	27	44
Business Revenue		
Data	500	457
Wireless	32	40
Other	11	11
Lease, grant, and revenue from subsidies	94	76
Total	$ 1,046	1,016

Government Assistance

In current and prior years, the Company has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the years ended December 31, 2025 and 2024, the Company received approximately $24 million and $54 million, respectively, for grants awarded in current and/or prior years.

These grants are accounted for using a grant accounting model by analogy to International Accounting Standard 20, *Accounting for Government Grants and Disclosure of Government Assistance.* These grants were recorded as deferred revenue since the primary conditions for the receipt of the grant are the build out and operation of the broadband services over the established time frames, which range from 10 to 22 years for assets already placed in service and will be based on the property's useful life for assets currently being constructed. During the years ended December 31, 2025 and 2024, revenue recorded in the consolidated financial statements was $5 million and $3 million, respectively. Both short-term and long-term deferred revenue have been recorded for the amounts of the grants received, with approximately $6 million and $3 million recorded as short-term deferred revenue, and approximately $108 million and $92 million recorded as long-term deferred revenue, respectively, as of December 31, 2025 and 2024.

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising costs aggregated $7 million for both of the years ended December 31, 2025 and 2024. Advertising costs are reflected in the Operating expense (exclusive of depreciation and amortization) line item in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 9, the Company may grant to employees of subsidiaries, restricted shares ("RSAs"), restricted stock units ("RSUs") and options to purchase shares of parent company common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for equity classified Awards (such as stock options, RSAs and RSUs) based on the grant-date fair value of the Awards, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. The Company recognizes forfeitures as they occur.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in Interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other, net in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Certain Risks and Concentrations

GCI Holdings offers wireless and wireline telecommunication services, data services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska.

GCI Holdings receives support from each of the various Universal Service Fund ("USF") programs: rural health care, schools and libraries, high-cost, and lifeline. The programs are subject to change by regulatory actions taken by the FCC or legislative actions, therefore, changes to the programs could result in a material decrease in revenue that the Company has recorded. Historical revenue recognized from the programs was 46% and 42% of GCI Holdings' revenue for the years ended December 31, 2025 and 2024, respectively. The Company had USF net receivables of $96 million at December 31, 2025.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Earnings per Share

Basic net earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted net EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Potentially dilutive shares are excluded from the computation of diluted net EPS during periods in which losses are reported since the result would be antidilutive.

Excluded from diluted net EPS for the year ended December 31, 2025 are less than a million potential common shares because their inclusion would have been antidilutive.

In connection with the Separation, on July 14, 2025, the Company's common stock was reclassified into approximately 29 million common shares. These common shares were distributed by Liberty Broadband to its common shareholders as of the record date for the Separation, resulting in 3,650,938 shares of GLIBA, 400,806 shares of GLIBB and 24,646,041 shares of GLIBK being issued and outstanding at the time of the Separation. As discussed in note 11, in November 2025, GCI Liberty distributed subscription rights to purchase shares of GLIBK to holders of GLIBA, GLIBB, and GLIBK in connection with a rights offering (as described in note 11), at a discount to the market. Because of the discount, this was considered a stock dividend and was required to be reflected retroactively in the weighted average shares outstanding for the year ended December 31, 2024. The number of shares issued upon completion of the Separation, retroactively adjusted for the rights offering resulted in 3,897,599 shares of GLIBA, 427,885 shares of GLIBB and 26,311,154 shares of GLIBK, which were used to determine both basic and diluted net earnings (loss) per share for the year ended December 31, 2024, as no Company equity awards were outstanding prior to the completion of the Separation.

	Year ended December 31, 2025 (1)
	number of shares in millions
Basic WASO	31
Potentially dilutive shares	—
Diluted WASO	31

1) Amounts have been retroactively adjusted for the rights offering, as discussed above.

Reclassifications

Reclassifications have been made to the prior years' consolidated financial statements to conform to the classifications used in the current year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) non-recurring fair value measurements of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The effective date for the standard is for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 on a retrospective basis as of December 31, 2025. See notes 3 and 7 for new required disclosures.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which expands disclosures about specific expense categories at interim and annual reporting periods. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which removes all references to software development project stages and requires entities to start capitalizing software costs when both of the following occur: (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted as of the beginning of a fiscal year. The amendments can be applied prospectively, retrospectively, or via a modified prospective transition method. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832)*, to provide guidance on how business entities should recognize, measure, and present government grants received. The effective date for this standard is for fiscal years beginning after December 15, 2028 and interim periods within those fiscal years. Early adoption is permitted. The amendments in this ASU may be applied using a modified prospective, modified retrospective, or retrospective approach. We are in the process of analyzing the impact of the ASU on our consolidated financial statements and related disclosures.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,	
	2025	**2024**
	amounts in millions	
Cash paid for interest, net of amounts capitalized	$ 51	56
Noncash activity:		
Property and equipment expenditures incurred but not yet paid	$ 37	27
Asset retirement obligation adjustments	$ 22	1
Cash paid for taxes, net of refunds:		
Federal		
United States	$ 14	17
State and local		
Alaska	94	7
Other	1	—
Total cash paid for taxes, net of refunds	$ 109	24

The following table reconciles cash and cash equivalents and restricted cash reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

	Years ended December 31,	
	2025	**2024**
	amounts in millions	
Cash and cash equivalents	$ 416	74
Restricted cash included in other current assets	8	—
Restricted cash included in other long-term assets	5	1
Total cash and cash equivalents and restricted cash at end of period	$ 429	75

Restricted cash primarily relates to cash restricted for use on GCI Holdings' various arrangements to help fund projects that extended terrestrial broadband service for the first time to rural Alaska communities via a high capacity hybrid fiber optic and microwave network (see note 8).

(4) Goodwill and Intangible Assets

Goodwill and Indefinite Lived Assets

	Goodwill	Cable Certificates	Other	Total
		amounts in millions		
Balance at December 31, 2023	$ 746	550	41	1,337
Balance at December 31, 2024	746	550	41	1,337
Impairments	(108)	(401)	(16)	(525)
Balance at December 31, 2025	$ 638	149	25	812

As presented in the accompanying consolidated balance sheets, wireless licenses are the majority of the other significant indefinite lived intangible assets.

Intangible Assets Subject to Amortization, net

	December 31, 2025			December 31, 2024		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
			amounts in millions			
Customer relationships	$ 515	(215)	300	515	(173)	342
Other amortizable intangible assets	184	(112)	72	165	(96)	69
Total	$ 699	(327)	372	680	(269)	411

Intangible assets are being amortized generally on an accelerated basis as reflected in amortization expense and in the future amortization table below.

Amortization expense for intangible assets with finite useful lives was $57 million and $60 million for the years ended December 31, 2025 and 2024, respectively. Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in millions):

2026	$	56
2027	$	53
2028	$	51
2029	$	45
2030	$	39

Impairments

During the third quarter of 2025, management determined it was more likely than not that the fair value of GCI Liberty and certain of its indefinite-lived intangibles assets were less than their carrying values based on the trading price of its common stock and updated long-term forecasts for the business. With the assistance of a third-party specialist, the fair value of the cable certificates, other indefinite-lived intangible assets, and the overall fair value of the Company were primarily determined using discounted cash flow models that incorporated projections of future operating performance (income approach) (Level 3). Impairments in the amounts of $108 million for goodwill, $401 million for cable certificates and $16 million for other indefinite-lived intangible assets were recorded during the year ended December 31, 2025, in the Impairment of goodwill and intangible assets line item in the consolidated statements of operations.

Based on these assessments performed during the third quarter of 2025 and the resulting impairment losses recorded, the estimated fair value of the cable certificates, other indefinite-lived intangible assets, and the overall fair value of the Company did not significantly exceed its carrying value as of December 31, 2025. As of December 31, 2025, the Company had accumulated goodwill impairment losses of $108 million.

The Company recorded no impairments during the year ended December 31, 2024.

(5) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2025	Carrying value December 31, 2025	Carrying value December 31, 2024
		amounts in millions	
Senior notes	$ 600	614	619
Senior credit facility	367	367	447
Wells Fargo note payable	4	4	4
Deferred financing costs	—	(2)	(1)
Total debt	$ 971	983	1,069
Debt classified as current		(4)	(3)
Total long-term debt		$ 979	1,066

Senior Notes

On October 7, 2020, GCI, LLC issued $600 million aggregate principal amount of 4.75% senior notes due 2028 (the "Senior Notes"). The Senior Notes are unsecured and interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are redeemable at the Company's option, in whole or in part, at a redemption price defined in the indenture, and accrued and unpaid interest (if any) to the date of redemption. The Senior Notes are stated net of an aggregate unamortized premium of $14 million at December 31, 2025. Such premium is being amortized to interest expense in the accompanying consolidated statements of operations.

Senior Credit Facility

On March 25 2025, GCI, LLC entered into a Ninth Amended and Restated Credit Agreement (the "Senior Credit Facility") which refinanced in full and replaced the Prior Senior Credit Facility (as defined below) with (x) a new $450 million revolving credit facility, with a $35 million sublimit for letters of credit, that matures on March 25, 2030 (or, to the extent the senior notes (the "Senior Notes") thereunder remain outstanding, the date that is 91 days prior to the maturity date of the Senior Notes or the date that is 91 days prior to the maturity date of any indebtedness with a maturity date that is 91 days prior to March 25, 2030 that is used to refinance any of the Senior Notes) and (y) a $300 million Term Loan A (the "Term Loan A") that matures on March 25, 2031 (or, to the extent the Senior Notes remain outstanding, the date that is 91 days prior to the maturity date of the Senior Notes). The revolving credit facility borrowings under the Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.25% depending on GCI, LLC's total leverage ratio. The revolving credit facility borrowings under the Senior Credit Facility that are Secured Overnight Financing Rate ("SOFR") loans bear interest at a per annum rate equal to the applicable SOFR rate plus a margin that varies between 1.50% and 2.25% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 1.75% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR rate plus a margin that varies between 2.00% and 2.75% depending on GCI, LLC's total leverage ratio. Principal payments are due quarterly on the Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC's secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. The Senior Credit Facility also has a commitment fee that accrues at a per annum rate between 0.300% and 0.375% on the daily unused amount of the revolving credit facility depending on GCI, LLC's total leverage ratio. The interest rate on the Senior Credit Facility was 5.8% at December 31, 2025.

Prior to the amendment in March 2025, GCI, LLC was party to the Eighth Amended and Restated Credit Agreement (as amended by Amendment No. 1 to the Eighth Amended and Restated Credit Agreement, the "Prior Senior Credit Facility"), which included a $550 million revolving credit facility, with a $25 million sublimit for standby letters of credit, and a $250 million Term Loan A (the "Prior Term Loan A"). The revolving credit facility borrowings under the Prior Senior Credit Facility that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin that varied between 0.50% and 1.75% depending on GCI, LLC's total leverage ratio. The revolving credit facility borrowings under the Prior Senior Credit Facility that were SOFR loans bore interest at a per annum rate equal to the applicable SOFR plus a Credit Spread Adjustment (as defined in the Prior Senior Credit Facility) plus a margin that varies between 1.50% and 2.75% depending on GCI, LLC's total leverage ratio. Prior Term Loan A borrowings that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin that varied between 1.00% and 2.25% depending on GCI, LLC's total leverage ratio. Prior Term Loan A borrowings that were SOFR loans bore interest at a per annum rate equal to the applicable SOFR plus a margin that varied between 2.00% and 3.25% depending on GCI, LLC's total leverage ratio. Principal payments are due quarterly on the Prior Term Loan A equal to 0.25% of the original principal amount, which could step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC's secured leverage ratio. The Prior Senior Credit Facility also had a commitment fee that accrued at a per annum rate between 0.375% and 0.500% on the daily unused amount of the revolving credit facility depending on GCI, LLC's total leverage ratio. The interest rate on the Prior Senior Credit Facility was 6.3% at December 31, 2024.

GCI, LLC's first lien leverage ratio may not exceed 4.00 to 1.00.

The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI, LLC and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the equity of GCI Holdings.

As of December 31, 2025, there was $297 million outstanding under the Term Loan A, $70 million outstanding under the revolving portion of the Senior Credit Facility and $3 million in letters of credit under the Senior Credit Facility, leaving $377 million available for borrowing.

Wells Fargo Note Payable

GCI Holdings issued a note to Wells Fargo that matures on July 15, 2029 and is payable in monthly installments of principal and interest (the "Wells Fargo Note Payable").The interest rate is variable at SOFR plus 1.75%. The interest rates on the Wells Fargo Note Payable were 5.5% and 6.1% at December 31, 2025 and 2024, respectively.

The Wells Fargo Note Payable is subject to similar affirmative and negative covenants as the Senior Credit Facility. The obligations under the Wells Fargo Note Payable are secured by a security interest and lien on the building purchased with the note.

Debt Covenants

GCI, LLC is subject to covenants and restrictions under its Senior Notes and Senior Credit Facility.

Five Year Maturities

The annual principal maturities of debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2026	$	4
2027	$	4
2028	$	603
2029	$	5
2030	$	73

Fair Value of Debt

The fair value of the Senior Notes was $585 million at December 31, 2025 (Level 2).

Due to the variable rate nature of the Senior Credit Facility and Wells Fargo Note Payable, the Company believes that the carrying amount approximates fair value at December 31, 2025.

(6) Leases

In 2016 and 2017, GCI Holdings sold certain tower sites and entered into a master lease agreement in which it leased back space on those tower sites. GCI Holdings determined that it is precluded from applying sales-leaseback accounting.

GCI Holdings leases office space, land for towers and communication facilities, satellite transponders, fiber capacity, and equipment. These leases are classified as operating leases. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. If lease terms are modified, the ROU assets and operating lease liabilities are adjusted to reflect the updated future lease payments and changes in the incremental borrowing rate. GCI Holdings has also entered into finance lease agreements with respect to certain of its network related equipment.

The Company has leases with remaining lease terms that range from less than one year up to 25 years. Certain of the Company's leases may include an option to extend the term of the lease with such options to extend ranging from one year up to 33 years. The Company also has the option to terminate certain of its leases early with such options to terminate ranging from as early as 30 days up to 12 years from December 31, 2025.

The components of lease cost during the years ended December 31, 2025 and 2024 were as follows:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Operating lease cost (1)	$ 59	61
Finance lease cost		
Depreciation of leased assets	$ 1	1
Total finance lease cost	$ 1	1

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the consolidated financial statements.

The remaining weighted-average lease term and the weighted average discount rate were as follows:

	December 31,	
	2025	2024
Weighted-average remaining lease term (years):		
Finance leases	0.7	1.6
Operating leases	4.1	3.7
Weighted-average discount rate:		
Finance leases	4.6 %	4.3 %
Operating leases	7.3 %	7.4 %

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2025	2024
	amounts in millions	
Operating leases:		
Operating lease ROU assets, net (1)	$ 71	109
Current operating lease liabilities (2)	$ 35	48
Operating lease liabilities (3)	33	60
Total operating lease liabilities	$ 68	108
Finance Leases:		
Property and equipment, at cost	$ 15	8
Accumulated depreciation	(7)	(3)
Property and equipment, net	$ 8	5
Current obligations under finance leases (4)	$ —	1
Obligations under finance leases	—	—
Total finance lease liabilities	$ —	1

(1) Operating lease ROU assets, net are included within the Other assets, net line item in the accompanying consolidated balance sheets.
(2) Current operating lease liabilities are included within the Other current liabilities line item in the accompanying consolidated balance sheets.
(3) Operating lease liabilities are included within the Other liabilities line item in the accompanying consolidated balance sheets.
(4) Current obligations under finance leases are included within the Other current liabilities line item in the accompanying consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 60	56
Financing cash outflows from finance leases	$ 1	1
ROU assets obtained in exchange for lease obligations		
Operating leases	$ 16	61

Future lease payments under operating leases and tower obligations with initial terms of one year or more at December 31, 2025 consisted of the following:

	Operating Leases	Tower Obligations
	amounts in millions	
2026	$ 39	7
2027	13	7
2028	10	8
2029	6	8
2030	4	8
Thereafter	11	67
Total payments	83	105
Less: imputed interest	15	33
Total liabilities	$ 68	72

(7) Income Taxes

The Company was included in the federal consolidated income tax return of Liberty Broadband and its subsidiaries during the periods presented, until the Separation occurred on July 14, 2025. The income tax provision included in these financial statements has been prepared on a stand-alone basis, as if GCI Liberty was not part of the consolidated Liberty Broadband tax group.

Income tax expense (benefit) consists of:

	Years ended December 31,	
	2025	2024
	amounts in millions	
Current:		
Federal	$ 219	12
State and local	95	5
	314	17
Deferred:		
Federal	(269)	6
State and local	(122)	4
	(391)	10
Total:		
Federal	(50)	18
State and local	(27)	9
Income tax expense (benefit)	$ (77)	27

Income tax (benefit) expense differs from the amounts computed by applying the applicable U.S. federal income tax rate of 21% as a result of the following:

| | Years ended December 31, | | | |
| | 2025 | | 2024 | |
	(millions)	(percent)	(millions)	(percent)
U.S. Federal statutory tax rate	$ (81)	(21)%	20	21 %
Domestic federal reconciling items				
Tax credits.	(2)	(1)%	(2)	(2)%
Non-taxable and nondeductible items, net				
Executive Compensation	3	1 %	1	1 %
Non-deductible goodwill impairment.	23	6 %	—	—
Other	1	—	1	1 %
Domestic state and local income taxes, net of federal effect	(21)	(5)%	7	7 %
Total income tax expense (benefit)	$ (77)	(20)%	27	28 %

For both of the years ended December 31, 2025 and 2024, state and local income taxes in Alaska comprised the majority of the domestic state and local income taxes, net of federal effect category.

For the year ended December 31, 2025, the significant reconciling items, as noted in the table above, are primarily due to state income taxes, offset by an impairment of goodwill that is not deductible for tax purposes.

For the year ended December 31, 2024, the significant reconciling items, as noted in the table above, are primarily due to state income taxes, partially offset by federal tax credits.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

| | December 31, | |
| | 2025 | 2024 |
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards.	$ 117	2
Deferred revenue	23	44
Operating lease liability.	19	30
Other accrued liabilities.	6	8
Asset retirement obligations	31	25
Other future deductible amounts.	14	23
Deferred tax assets	210	132
Valuation allowance	(1)	(1)
Net deferred tax assets.	209	131
Deferred tax liabilities		
Property and equipment.	(44)	(207)
Intangible assets	(114)	(252)
Operating lease ROU assets	(20)	(31)
Deferred tax liabilities.	(178)	(490)
Net deferred tax assets (liabilities)	$ 31	(359)

For federal income tax purposes, the Separation was structured as a deemed acquisition of GCI, LLC's assets by GCI Liberty at their fair market value. The deemed acquisition reset the tax basis in GCI, LLC's assets to their fair market value, which resulted in a decrease to the Company's deferred tax liability. With the assistance of a third-party specialist, the Company utilized a direct cost approach to determine the fair value of its property and equipment (Level 3). The Separation along with an impairment led to a net deferred tax asset of $31 million as of December 31, 2025.

During the year ended December 31, 2025, there was no change in the valuation allowance.

At December 31, 2025, the Company had a deferred tax asset of $117 million for federal and state net operating loss ("NOL") and tax credit carryforwards. The future use of $2 million of these carryforwards expire at certain future dates. Based on current projections, $1 million of these carryforwards may expire unused and accordingly are subject to a valuation allowance. The additional $1 million of carryforwards that are expected to be utilized will begin to expire in 2028.

As of December 31, 2025 and 2024, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

Certain entities that are subsidiaries of the Company were part of a previous parent's consolidated federal tax group until the date of the Original Combination and were part of the Liberty Broadband consolidated federal tax group subsequent to the Original Combination and prior to the Separation. As of December 31, 2025, all of Liberty Broadband's federal tax years prior to 2021 are closed. Liberty Broadband's 2024 tax year is under IRS examination. Liberty Broadband's 2025 tax year is being examined currently as part of the IRS's Compliance Assurance Process program.

(8) Variable Interest Entities

New Markets Tax Credit Entities

GCI entered into several arrangements under the New Markets Tax Credit ("NMTC") program to help fund various projects that extended terrestrial broadband service for the first time to rural western Alaska communities via a high capacity hybrid fiber optic and microwave network. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the "Act") to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their federal income taxes for up to 39% of qualified investments in the equity of community development entities ("CDEs"). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

Each of the transactions has an investment fund, which is a special purpose entity created to effect the financing arrangement. In each of the transactions, the Company loaned money to the investment fund and a bank invested money in the investment fund. The investment fund would then contribute the funds from the Company's loan and the bank's investment to a CDE. The CDE, in turn, would loan the funds to the Company's wholly owned subsidiary, Unicom, Inc. ("Unicom") as partial financing for the projects.

The bank is entitled to substantially all of the benefits derived from the NMTCs. All of the loan proceeds to Unicom, net of syndication and arrangement fees, were restricted for use on the projects. Restricted cash of $13 million and $1 million was held by Unicom at December 31, 2025 and 2024, respectively, and is included in the Company's consolidated balance sheets. Construction of the projects partially funded by these transactions either have been completed or are under construction as of December 31, 2025.

These transactions include put/call provisions whereby the Company may be obligated or entitled to repurchase the bank's interest in each investment fund for a nominal amount. The Company believes that the bank will exercise the put option at the end of the compliance periods for each of the transactions resulting in the possible redemption of the investment fund shares for a nominal amount. The NMTCs are subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code of 1986, as amended. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangements. Non-compliance with applicable requirements could result in projected tax benefits not being realized by the bank. As of December 31, 2025, the Company has agreed to indemnify the bank in each of the NMTC transactions for any loss or recapture totaling $28 million until such time as its obligation to deliver tax benefits is relieved. There have been no tax credit recaptures as of December 31, 2025. The value attributed to the put/call is nominal for each of the NMTC transactions.

Redeemable Noncontrolling Interests

The Company concluded that the put provision is embedded in the noncontrolling interest ("NCI") shares of the investment fund and is not a freestanding financial instrument. The NCI is not mandatorily redeemable as the redemption by GCI Liberty is predicated on the NCI holder exercising its put option right. Accordingly, the NCI is optionally redeemable and therefore recognized in temporary equity within the consolidated balance sheets.

Variable Interest Entities

The Company has determined that each of the investment funds are variable interest entities ("VIEs"). The consolidated financial statements of each of the investment funds include the CDEs. The ongoing activities of the VIEs – collecting and remitting interest and fees and NMTC compliance – were all considered in the initial design and are not expected to significantly affect economic performance throughout the life of the VIEs. Management considered the contractual arrangements that obligate the Company to deliver tax benefits and provide various other guarantees to the bank; the bank's lack of a material interest in the underlying economics of the project; and the fact that the Company is obligated to absorb losses of the VIEs. The Company concluded that it is the primary beneficiary of each and combined the VIEs in accordance with the accounting standard for consolidation.

In April 2024 and December 2024, the bank exercised its put option for the NMTC transactions that were entered into in March 2017 and December 2017, respectively. The exercise of the put options resulted in the Company obtaining ownership of the investment funds. Upon obtaining ownership of the investment funds, the Company settled the loans and obtained legal ownership of the VIEs associated with those respective NMTC transactions.

The assets and liabilities of the combined VIEs were $72 million and $51 million, respectively, as of December 31, 2025 and $59 million and $42 million, respectively, as of December 31, 2024.

The assets of the VIEs serve as the sole source of repayment for the debt issued by these entities. The bank does not have recourse to the Company or its other assets, with the exception of customary representations and indemnities it has provided. The Company is not required and does not currently intend to provide additional financial support to these VIEs. While these subsidiaries are included in its consolidated financial statements, these subsidiaries are separate legal entities and their assets are legally owned by them and not available to the Company's creditors.

The following table summarizes the key terms of each of the NMTC transactions:

Transaction Date	Loan to Investment Fund (in millions)	Interest Rate on Loan to Investment Fund	Maturity Date	Bank Investment (in millions)	Loan to Unicom (in millions)	Interest Rate on Loan(s) to Unicom	Expected Put Option Exercise
October 2, 2019	$ 4.8	1.0%	October 2, 2049	$ 2.2	$ 6.7	1.8%	October 2026
November 24, 2020. . .	$ 11.5	1.0%	November 24, 2050	$ 4.9	$ 15.8	0.8%	November 2027
March 29, 2022.	$ 13.2	1.0%	March 29, 2052	$ 5.6	$ 18.2	0.7% to 1.4%	March 2029
December 21, 2022 . . .	$ 5.9	1.0%	December 21, 2052	$ 2.6	$ 8.2	1.4%	December 2029
May 2, 2023	$ 6.4	1.3%	May 2, 2053	$ 2.8	$ 9.0	1.0%	May 2030
April 14, 2025.	$ 9.2	1.4%	April 14, 2055	$ 3.9	$ 12.6	1.0% to 1.4%	April 2032

GCI LIBERTY, INC.

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

(9) Stock-Based Compensation

Subsequent to the Original Combination, Liberty Broadband granted RSUs to certain employees of its subsidiaries under the Liberty Broadband 2019 Omnibus Incentive Plan, as amended, until its expiration on May 23, 2024 and then subsequently granted RSUs under the Liberty Broadband 2024 Omnibus Incentive Plan.

Holders of Liberty Broadband RSUs who provided services primarily or solely to GCI Liberty or its subsidiaries at the time of the Distribution, received RSUs that relate to GLIBK in substitution for such Liberty Broadband RSUs. The number of shares of GLIBK subject to such substituted RSUs was determined in a manner to preserve the value of the Liberty Broadband RSUs outstanding prior to the Distribution.

Pursuant to the GCI Liberty, Inc. 2025 Omnibus Incentive Plan (the "2025 Plan"), the Company may grant to certain of its directors, employees and employees of its subsidiaries, RSUs and stock options to purchase a maximum of 5.0 million shares of GCI Group common stock.

The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and RSUs) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Awards generally vest over 1-3 years and have a term of 5 years. GCI Liberty issues new shares upon vesting of equity awards.

Stock compensation expense was $13 million for both of the years ended December 31, 2025 and 2024, and was included in Operating expense (exclusive of depreciation and amortization) in the consolidated statements of operations.

Grants of Awards

RSUs granted during the year ended December 31, 2025 are summarized as follows:

	Year ended December 31, 2025		
	RSUs granted (000's)		Weighted average GDFV
GLIBK time-based RSUs, employees and directors (1)	578	$	32.20
GLIBK performance-based RSUs, employees (2)	63	$	35.88
GLIBK time-based RSUs, GCI Liberty CEO (1)	52	$	14.66
GLIBK performance-based RSUs, GCI Liberty CEO (3)	19	$	35.88

(1) Grants mainly vest between one and three years.

(2) Grants vest in March 2026, subject to the satisfaction of certain performance objectives.

(3) Grants vest in March 2026, subject to the satisfaction of certain performance objectives, and were made to the Company's Chief Executive Officer ("CEO") in connection with his Employment Agreement (as defined in note 10).

During the year ended December 31, 2024, the Company granted 56 thousand and 40 thousand time-based and performance-based RSUs, respectively, of Series C Liberty Broadband common stock ("LBRDK") to subsidiary employees. The RSUs had a weighted average GDFV of $57.83 per share and $56.00 per share, respectively. The time-based RSUs generally vest between one and three years. The performance-based RSUs mainly cliff vest one year from month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.

During the year ended December 31, 2025, the Company granted 814 thousand options to purchase shares of GLIBK to the Company's CEO in connection with his Employment Agreement. Such options had a GDFV of $12.35 per share at the time they were granted and vest one-third on each of December 31, 2026, 2027 and 2028. Also during the year ended December 31, 2025, the Company granted 128 thousand options to purchase shares of GLIBK to its non-employee directors. Such options had a weighted average GDFV of $10.37 per share and mainly cliff vest in December 2026. Also during the year ended December 31, 2025, the Company granted 107 thousand options to purchase shares of GLIBK to its employees. Such options had a weighted average GDFV of $10.60 per share and cliff vest on November 15, 2027.

There were no options to purchase shares of Series A, Series B or Series C Liberty Broadband common stock granted during 2025 and 2024. Subsequent to the Distribution and through December 31, 2025, the Company did not grant any options to purchase shares of GLIBA or GLIBB.

The Company calculates the GDFV for all of its equity classified options and the subsequent remeasurement of its liability classified options using the Black-Scholes Model. The Company estimates the expected term of the options based on historical exercise and forfeiture data. For grants made in 2025, the range of expected terms was 3.0 to 3.7 years. The volatility used in the calculation for options is based on the historical volatility of the corresponding series of its predecessor Liberty Broadband common stock and, when available, the implied volatility of publicly traded GCI Liberty options. Following the Separation, grants made had a range of volatilities of 36.7% to 40.4%. The Company uses a zero-dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

Outstanding Awards

The following table presents the number and weighted average GDFV of RSUs granted to employees and directors of the Company.

	GLIBK (000's)		Weighted Average GDFV
RSUs outstanding at January 1, 2025	—	$	—
Granted	712	$	31.35
Vested	(64)	$	30.67
Cancelled	(22)	$	29.55
Separation adjustment	169	$	29.08
RSUs outstanding at December 31, 2025	795	$	30.97

As of December 31, 2025, 1 million GLIBK options remained outstanding at a weighted average exercise price of $36.67, a weighted average remaining contractual life of 4.7 years and an aggregate intrinsic value of $1.1 million. Of these outstanding options, 32 thousand GLIBK options were exercisable at a weighted average exercise price of $37.85, a weighted average remaining contractual life of 4.6 years and an aggregate intrinsic value of zero.

As of December 31, 2025, there were no outstanding options to purchase shares of GLIBA or GLIBB.

As of December 31, 2025, the total unrecognized compensation cost related to unvested Awards was approximately $29 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of 1.8 years.

As of December 31, 2025, GCI Liberty reserved approximately 1 million shares of GLIBK for issuance under exercise privileges of outstanding stock options.

Exercises

There were no GLIBK options exercised during the year ended December 31, 2025.

Restricted Stock Awards and RSUs

The aggregate fair value of all LBRDK and GLIBK restricted stock awards and RSUs that vested during the year ended December 31, 2025 was $20 million. The aggregate fair value of all LBRDK restricted stock awards and RSUs that vested during the year ended December 31, 2024 was $9 million.

(10) Related Party Transactions with Officers and Directors

Chief Executive Officer Employment Agreement

The Company entered into a new employment agreement with Ronald A. Duncan on August 22, 2025 (the "Employment Agreement"), which generally replaced Mr. Duncan's prior employment agreement with GCI Communication Corp. ("GCI Corp.") The Employment Agreement provides that Mr. Duncan will continue to serve as the Chief Executive Officer and President of the Company and has a term that began on July 15, 2025 and which is scheduled to end on December 31, 2028. Pursuant to the Employment Agreement, Mr. Duncan is paid an annual base salary of $990,000 and is eligible to participate in the discretionary annual target cash incentive program pursuant to which Mr. Duncan is eligible to receive annual target cash incentive compensation of $1,252,741 in each calendar year from 2026 through 2028 (the "Duncan Cash IC") and annual performance-based restricted stock unit grants with a target grant value of $626,371 in each of 2026, 2027 and 2028 (the "Duncan Equity IC"). Each of the Duncan Cash IC and Duncan Equity IC will be subject to the achievement of annual performance metrics established by the Company's compensation committee. In connection with the entry into the Employment Agreement, Mr. Duncan also received an upfront multi-year grant of options to purchase 814 thousand shares of GLIBK for an exercise price equal to $37.85, which options are scheduled to vest in three equal installments on December 31 of each of 2026, 2027 and 2028, in each case, subject to Mr. Duncan remaining employed through the applicable vesting date.

Simultaneously with the entry into the Employment Agreement, GCI Corp. and Mr. Duncan entered into an aircraft agreement, effective January 1, 2025, which provides, among other things, that Mr. Duncan is entitled to 100 hours per year of personal flight time on an aircraft leased by GCI Corp. through the first to occur of (i) the date that Mr. Duncan ceases to be employed by the Company or any of its subsidiaries or, in the case of certain types of termination of employment as provided in the Employment Agreement, with respect to up to one-third of such hours, the 120th day following such termination and (ii) the date that GCI Corp. ceases to own or lease any aircraft. Up to 25 hours of such annual allotment may be rolled over for use in a subsequent calendar year, up to a maximum amount of 150 hours of total flight time per year.

Malone Nonvoting Side Letter

On December 31, 2024, Mr. Malone and certain holders of shares of GCI Group common stock affiliated with Mr. Malone (collectively, the "Malone GCI group") entered into a side letter with GCI Liberty (the "Malone nonvoting side letter") pursuant to which each member of the Malone GCI group irrevocably and unconditionally agreed that the members of the Malone GCI group, in the aggregate, will not vote any shares of GCI Liberty voting stock beneficially owned by the Malone GCI group that, if voted, would result in the aggregate voting power of the Malone GCI group exceeding approximately 49.3%. The Malone nonvoting side letter will automatically terminate upon the occurrence of certain events, including the receipt of the approval of transfer of control applications by the FCC and the RCA permitting the Malone GCI group to exercise de jure control of GCI Liberty.

(11) Stockholders' Equity

Preferred Stock

GCI Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. As of December 31, 2025, 10,000 shares of Series A Cumulative Redeemable non-voting preferred stock were issued (the "Preferred Stock"). The Preferred Stock has a 12% dividend rate and $1,000 per share liquidation price plus accrued and unpaid dividends. The mandatory redemption date is July 14, 2032. The Preferred Stock is accounted for as a liability, and is included in the Other liabilities line in the consolidated balance sheets.

Common Stock

GLIBA has one vote per share, GLIBB has ten votes per share and GLIBK has no votes per share except as otherwise required by Nevada law. Each share of GLIBB is exchangeable at the option of the holder for one share of GLIBA. All series of our common stock participate on an equal basis with respect to dividends and distributions.

Rights Offering

On November 25, 2025, GCI Liberty distributed subscription rights (the "Series C GCI Group Rights") to purchase shares of GLIBK to holders of GLIBA, GLIBB, and GLIBK in connection with a rights offering (the "Rights Offering") that commenced on November 26, 2025. GCI Liberty distributed 0.3838 of a Series C GCI Group Right for each share of GLIBA, GLIBB, or GLIBK held as of 5:00 p.m., New York City time, on November 24, 2025. Fractional Series C GCI Group Rights were rounded up to the nearest whole right. Each whole Series C GCI Group Right entitled the holder to purchase, pursuant to the basic subscription privilege, one share of GLIBK at a subscription price of $27.20, which was equal to an approximate 20% discount to the volume weighted average trading price of GLIBK for the ten-day trading period ending on and including November 21, 2025. Each Series C GCI Group Right also entitled the holder to subscribe for additional shares of GLIBK that were unsubscribed for in the rights offering pursuant to an oversubscription privilege. The Rights Offering expired in accordance with its terms at 5:00 p.m., New York City time, on December 17, 2025, and was fully subscribed with 11,059,127 shares of GLIBK issued to those rightsholders exercising basic and, if applicable, oversubscription privileges. The approximate $300 million in proceeds from the Rights Offering will be used for general corporate purposes, which may include working capital, capital expenditures and repayment or refinancing of outstanding indebtedness. GCI Liberty may also use a portion of the net proceeds from the Rights Offering for potential strategic acquisitions, investments or partnerships.

Purchases of Common Stock

There were no repurchases of the Company's common stock during the years ended December 31, 2025 and 2024.

(12) Employee Benefit Plans

Subsidiaries of the Company sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $13 million and $14 million for the years ended December 31, 2025 and 2024, respectively.

(13) Commitments and Contingencies

Guaranteed Service Levels

Certain customers have guaranteed levels of service with varying terms. In the event the Company is unable to provide the minimum service levels, it may incur penalties or issue credits to customers.

Litigation, Disputes, and Regulatory Matters

The Company is involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. Management believes there are no proceedings from asserted and unasserted claims which if determined adversely would have a material adverse effect on the Company's financial position, results of operations or liquidity other than as discussed below.

RHC Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to legal challenge, which could disrupt or eliminate the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. As of December 31, 2025 and 2024, the Company had net accounts receivable from the RHC Program in the amounts of approximately $52 million and $69 million, respectively, which is included within Trade and other receivables in the consolidated balance sheets.

The rates that GCI and other carriers can charge for services provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2026, which ends in June 2027, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC Program rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI.

The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

In 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau (the "Bureau") of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

In June 2024, GCI Holdings became aware that one of its submarine cable landing licenses had expired on February 1, 2024. On June 26, 2024, GCI Holdings filed a request for Special Temporary Authority to continue to operate the station, which was granted on September 11, 2024. On September 25, 2024, GCI Holdings received a letter of inquiry from the Bureau stating that it was investigating potential violations of the Cable Landing License Act and promulgating questions. GCI Holdings responded to that inquiry on October 25, 2024. The Bureau transmitted a set of supplemental questions to which GCI Holdings responded on December 23, 2024. On August 8, 2025, GCI entered into a $10,000 settlement and a three-year consent decree, fully resolving this matter.

(14) Segment Information

GCI Liberty's chief operating decision maker ("CODM"), the Chief Executive Officer, assesses performance and allocates resources based on the Company's consolidated statements of operations, as the converged network requires the CODM to manage and evaluate the results of the business in a consolidated manner to drive efficiencies and develop uniform strategies. Accordingly, key components and processes of the Company's operations are managed centrally, including capital and new technology development and deployment, customer service, marketing and advertising, legal and government affairs. Segment asset information is not used by the CODM to allocate resources. Under this organizational and reporting structure, the Company has one reportable segment.

As a single reportable segment entity, the Company's segment performance measure is net earnings (loss). See note 2 for a description of the Company's disaggregated revenue by customer type and significant service offerings. Significant segment expenses that are not separately presented on the consolidated statements of operations but are reviewed by the CODM are presented below:

Operating expenses

	Year ended December 31,	
	2025	**2024**
	amounts in millions	
Consumer direct costs	$ 139	152
Business direct costs	114	127
Technology expense	270	260
Total operating expenses	$ 523	539

Consumer direct costs consists of wireless handset inventory costs, video programming, wireless distribution costs, marketing and advertising expenses to consumer customers, bad debt expense, credit card and other transactional fees, and internal and external labor costs for managing relationships with consumer customers. Business direct costs consists of network distribution costs, largely to healthcare and education customers, as well as internal and outside labor costs for managing relationships with business customers. Technology expense consists of field and technology operations costs incurred to manage the Company's network, including internal and external labor costs, software related costs, lease expenses, maintenance costs, as well as utility costs.

(This page has been left blank intentionally.)

CORPORATE DATA

BOARD OF DIRECTORS

John C. Malone
Chairman of the Board
GCI Liberty, Inc.

Ronald A. Duncan
President and Chief Executive Officer
GCI Liberty, Inc.

Brian M. Deevy
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

Jedd Gould
Co-Founder, Chief Executive Officer
and President
Mediabids.com, Inc.

Richard R. Green
Retired President and Chief Executive
Officer CableLabs®

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

EXECUTIVE COMMITTEE

John C. Malone

Ronald A. Duncan

COMPENSATION COMMITTEE

Larry E. Romrell (Chair)

Brian M. Deevy

Richard R. Green

AUDIT COMMITTEE

Brian M. Deevy (Chair)

Jedd Gould

Richard R. Green

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Richard R. Green (Chair)

Brian M. Deevy

Larry E. Romrell

SENIOR OFFICERS

Ronald A. Duncan
President and Chief
Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and
Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Kellie K. Norden

CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5900

STOCK INFORMATION

Series A GCI Group Common Stock (GLIBA)
and Series C GCI Group Common Stock (GLIBK)
trade on the NASDAQ Global Select Market.

Series B GCI Group Common Stock (GLIBB) is
quoted on the OTC Markets.

12% Series A Cumulative Redeemable
Non-Voting Preferred Stock is not traded on
any exchange or over the counter.

CUSIP NUMBERS

GLIBA – 36164 V602
GLIBB – 36164 V701
GLIBK – 36164 V800

TRANSFER AGENT

GCI Liberty, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8606
Toll Free: (303) 562-9275
https://shareholder.broadridge.com/glib

INVESTOR RELATIONS

Hooper Stevens
investor@gciliberty.com
(866) 876-0461

ON THE INTERNET

Visit the GCI Liberty, Inc. website at
www.gciliberty.com

FINANCIAL STATEMENTS

GCI Liberty, Inc. financial statements are filed with
the Securities and Exchange Commission. Copies
of these financial statements can be obtained
from the Transfer Agent or through the GCI Liberty,
Inc. website.

(This page has been left blank intentionally.)



ELECTRONIC DELIVERY

We encourage GCI Liberty stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

● If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.

● Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at **www.proxyvote.com.**

Faster | Economical | Cleaner | Convenient

SCAN THE QR CODE



To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

2026 ANNUAL MEETING OF STOCKHOLDERS

📅 Monday, May 11, 2026

🕐 11:30 a.m. Mountain Time

The 2026 Annual Meeting of Stockholders will be

held via the internet as a virtual meeting. See our

Proxy Statement for additional information.

www.gciliberty.com

